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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

MWI VETERINARY SUPPLY, INC.
(Name of Subject Company (Issuer))

ROSCOE ACQUISITION CORP.
a wholly owned subsidiary of

AMERISOURCEBERGEN CORPORATION
(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

55402X105
(CUSIP Number of Class of Securities)

John G. Chou, Esq.
Executive Vice President and General Counsel
AmerisourceBergen Corporation
1300 Morris Drive
Chesterbrook, PA
(610) 727-7000
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Damien R. Zoubek, Esq.
Robert I. Townsend III, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019
(212) 474-1000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount Of Filing Fee(2)

$2,455,986,170	$285,385.60

(1)
The transaction valuation is an estimate calculated solely for purposes of determining the amount of the filing fee. The transaction valuation was determined by multiplying (x) $190.00 (i.e., the per share tender offer price) by (y) the sum of (a) 12,913,187, the number of shares of common stock issued and outstanding, (b) 11,726, the number of shares of common stock issuable upon exercise of outstanding stock options and (c) 1330, the number of shares of common stock issuable under MWI's employee stock purchase plan in respect of the current offering period, based on current participant salary deferrals. The foregoing share figures have been provided by the issuer to the offerors and are as of January 21, 2015, the most recent practicable date.

(2)
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #2 for Fiscal Year 2015, issued September 30, 2014, by multiplying the transaction value by 0.0001162.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:

      ☒
      third-party tender offer subject to Rule 14d-1.

      ☐
      issuer tender offer subject to Rule 13e-4.

      ☐
      going-private transaction subject to Rule 13e-3.

      ☐
      amendment to Schedule 13D under Rule 13d-2.

    Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

    If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

      ☐
      Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

      ☐
      Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

           This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this "Schedule TO") is filed by: (i) Roscoe Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of AmerisourceBergen Corporation, a Delaware corporation ("AmerisourceBergen" or "Parent") and (ii) Parent. This Schedule TO relates to the offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share ("Shares"), of MWI Veterinary Supply, Inc., a Delaware corporation ("MWI"), at a price of $190.00 per Share, net to the seller in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 26, 2015 (together with any amendments and supplements thereto, the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Items 1 through 9, Item 11.

        All information contained in the Offer to Purchase and the related Letter of Transmittal, including all schedules thereto, is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 in this Schedule TO.

Item 10.    Financial Statements.

        Not applicable.

Item 12.    Exhibits.

(a)(1)(A)	Offer to Purchase, dated January 26, 2015.*
(a)(1)(B)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9 and instructions for completing the form).*
(a)(1)(C)	Form of Notice of Guaranteed Delivery.*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Summary Newspaper Advertisement as published in The New York Times on January 26, 2015.*
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)
Press Release issued by AmerisourceBergen and MWI on January 12, 2015, originally filed as Exhibit 99.1 to AmerisourceBergen's Current Report on Form 8-K filed by AmerisourceBergen with the Securities and Exchange Commission on January 12, 2015, which is incorporated by reference herein.
(a)(5)(B)
Transcript of Conference Call held by AmerisourceBergen on January 12, 2015, originally filed as Exhibit 99.1 to AmerisourceBergen's Schedule TO-C filed by AmerisourceBergen with the Securities and Exchange Commission on January 13, 2015, which is incorporated by reference herein.
(a)(5)(C)
Selected Slides presented by AmerisourceBergen at the J.P. Morgan Healthcare Conference on January 13, 2015, originally filed as Exhibit 99.1 to AmerisourceBergen's Schedule TO-C filed by AmerisourceBergen with the Securities and Exchange Commission on January 14, 2015, which is incorporated by reference herein.
(a)(5)(D)
Excerpts from a Transcript of AmerisourceBergen's presentation at the J.P. Morgan Healthcare Conference on January 13, 2015, originally filed as Exhibit 99.2 to AmerisourceBergen's Schedule TO-C filed by AmerisourceBergen with the Securities and Exchange Commission on January 14, 2015, which is incorporated by reference herein.
(a)(5)(E)	Press Release issued by AmerisourceBergen on January 26, 2015.*
(b)
Commitment Letter, dated as of January 11, 2015, among AmerisourceBergen Corporation, Bank of America, N.A. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, originally filed as Exhibit 10.1 to AmerisourceBergen's Current Report on Form 8-K filed by AmerisourceBergen with the Securities and Exchange Commission on January 12, 2015, which is incorporated by reference herein.

(d)(1)	Agreement and Plan of Merger, dated as January 11, 2015, by and among AmerisourceBergen Corporation, Roscoe Acquisition Corp. and MWI Veterinary Supply, Inc., originally filed as Exhibit 2.1 to AmerisourceBergen's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 12, 2015, which is incorporated by reference herein.
(d)(2)	Confidentiality Agreement, dated as of August 5, 2014, between MWI Veterinary Supply, Inc. and AmerisourceBergen Corporation.*
(g)	Not applicable.
(h)	Not applicable.

*
Filed herewith.

Item 13.    Information Required by Schedule 13E-3.

        Not applicable.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 26, 2015

ROSCOE ACQUISITION CORP.
By:	/s/ JOHN G. CHOU
Name:	John G. Chou
Title:	Executive Vice President and General Counsel
AMERISOURCEBERGEN CORPORATION
By:	/s/ JOHN G. CHOU
Name:	John G. Chou
Title:	Executive Vice President and General Counsel

 EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated January 26, 2015.*
(a)(1)(B)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9 and instructions for completing the form).*
(a)(1)(C)	Form of Notice of Guaranteed Delivery.*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Summary Newspaper Advertisement as published in The New York Times on January 26, 2015.*
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)
Press Release issued by AmerisourceBergen and MWI on January 12, 2015, originally filed as Exhibit 99.1 to AmerisourceBergen's Current Report on Form 8-K filed by AmerisourceBergen with the Securities and Exchange Commission on January 12, 2015, which is incorporated by reference herein.
(a)(5)(B)
Transcript of Conference Call held by AmerisourceBergen on January 12, 2015, originally filed as Exhibit 99.1 to AmerisourceBergen's Schedule TO-C filed by AmerisourceBergen with the Securities and Exchange Commission on January 13, 2015, which is incorporated by reference herein.
(a)(5)(C)
Selected Slides presented by AmerisourceBergen at the J.P. Morgan Healthcare Conference on January 13, 2015, originally filed as Exhibit 99.1 to AmerisourceBergen's Schedule TO-C filed by AmerisourceBergen with the Securities and Exchange Commission on January 14, 2015, which is incorporated by reference herein.
(a)(5)(D)
Excerpts from a Transcript of AmerisourceBergen's presentation at the J.P. Morgan Healthcare Conference on January 13, 2015, originally filed as Exhibit 99.2 to AmerisourceBergen's Schedule TO-C filed by AmerisourceBergen with the Securities and Exchange Commission on January 14, 2015, which is incorporated by reference herein.
(a)(5)(E)	Press Release issued by AmerisourceBergen on January 26, 2015.*
(b)
Commitment Letter, dated as of January 11, 2015, among AmerisourceBergen Corporation, Bank of America, N.A. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, originally filed as Exhibit 10.1 to AmerisourceBergen's Current Report on Form 8-K filed by AmerisourceBergen with the Securities and Exchange Commission on January 12, 2015, which is incorporated by reference herein.
(d)(1)
Agreement and Plan of Merger, dated as January 11, 2015, by and among AmerisourceBergen Corporation, Roscoe Acquisition Corp. and MWI Veterinary Supply, Inc., originally filed as Exhibit 2.1 to AmerisourceBergen's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 12, 2015, which is incorporated by reference herein.

(d)(2)	Confidentiality Agreement, dated as of August 5, 2014, between MWI Veterinary Supply, Inc. and AmerisourceBergen Corporation.*
(g)	Not applicable.
(h)	Not applicable.

*
Filed herewith.

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  Item 10. Financial Statements.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
SIGNATURE
EXHIBIT INDEX